Exhibit 4.9

Tenancy Agreement

An Agreement is made the 2nd day of April, 2025 between the Landlord and the Tenant as more particularly described in Schedule I.

The Landlord shall let and the Tenant shall take the Premises for the Term and at the Rent as more particularly described in Schedule I and both parties agree to observe and perform the terms and conditions as follows:

1.	The Tenant shall pay to the Landlord the Rent in advance on the One days of each and every calendar month during the Term. If the Tenant shall fail to pay the Rent within 14 days from the due date, the Landlord shall have right to institute appropriate action to recover the Rent and all costs, expenses and other outgoings so incurred by the Landlord in relation to such action which shall be a debt owed by the Tenant to the Landlord and shall be recoverable in full by the Landlord.
2.	The Tenant shall not make any alteration and/or additions to the Premises without the prior written consent of the Landlord, which consent shall not be unreasonably withheld and the Tenant shall reinstate remove or do away with all alterations fixtures or additions that the Tenant has made to the Premises before delivering up the Premises to the Landlord. The Landlord has the absolute right to determine whether the tenant needs to reinstate the Premises as the original condition as “Premises’ Condition” or to keep the premises as the existing condition on the expiration or sooner.
3.	The Tenant shall not assign, transfer sublet or part with the possession of the Premises or any part thereof to any other person. This tenancy shall be personal to the Tenant named herein.
4.	The Landlord shall handover the Premises to the Tenant with the “Premises’ Condition” on the Lease Commencement Date.
5.	The Landlord and the Tenant agree that the repairs and maintenance of the central air-conditioning equipment and all furniture, fixture and fitting shall be responsible by the Tenant.
6.	The Tenant shall comply with all ordinances, regulations and rules of Hong Kong and shall observe and perform the covenants, terms and conditions of the Deed of Mutual Covenant and Sub-Deed of Mutual Covenant (if any) relating to the Premises. The Tenant shall not contravene any negative of restrictive covenants contained in the Government Lease(s) under which the Premises are held from the Government.
7.	The Tenant shall during the Term pay and discharge all charges in respect of water, electricity, gas and telephone and other similar charges payable in respect of the Premises.
8.	The Tenant shall during the Term keep the interior of the Premises in good and tenantable repair and condition (fair wear and tear and damage caused by inherent defects excepted) and shall deliver up vacant possession of the Premises in the same repair and condition on the expiration or sooner determination of this Agreement.
9.	Before the expiration of the Lease Term whether the Tenant wants to renew the lease or not the Tenant shall give not less than two months prior written notice to the Landlord.
10.	The Tenant shall pay to the Landlord the Security Deposit set out in Schedule I for the due observance and performance of the terms and conditions herein contained and on his part to be observed and performed provided that there is not antecedent breach of any of the terms and conditions herein contained, the Landlord shall refund the Security Deposit to the Tenant without interest within 30 days from the date of delivery of vacant possession of the Premises to the Landlord or settlement of any outstanding payment owed by the Tenant hereunder or any part thereof shall be unpaid for Fourteen (14) days after the same shall become payable (whether legally demanded or not) or if the Tenant shall commit a breach of any of the terms and conditions herein contained, it shall be lawful for the Landlord at time thereafter to re-enter the Premises whereupon this Agreement shall absolutely determine and the Landlord shall deduct any loss or damage suffered by the Landlord as a result of the Tenant’s breach from the Security Deposit without prejudice to any other right of action or any remedy of the Landlord in respect of such breach of the Tenant.
11.	Provided the Tenant shall have paid the Rent and other outgoings on the days and in the manner herein provided and observe the terms and conditions herein contained and on the Tenant’s part to be observed and performed, the Tenant shall peacefully hold and enjoy the Premises during the Term without any interruption by the Landlord.

12.	The Landlord shall keep and maintain the structural parts of the Premises, including the main drains, pipes and cables in proper state of repair. Provided that the Landlord’s liability shall not be incurred unless and until written notice of any defect or want of repair has been given by the Tenant to the Landlord and the Landlord shall have failed to take reasonable steps to repair and remedy the same after the lapse of a reasonable time from the date of service of such notice.
13.	The Landlord shall pay the Property tax payable in respect to the Premises.
14.	The Stamp Duty payable on this Agreement in duplicate shall be borne by the Landlord and the Tenant in equal shares.
15.	The Landlord and the Tenant agree to be bound by the additional terms and conditions contained in Schedule II (if any).
16.	If there is any conflict between the English version and the Chinese version in this Agreement, the Chinese version shall prevail.

Guarantor

1.	If the Tenant is a limited company, its director needs to unconditionally and irrevocably guarantee the Tenant shall follow this Agreement and agree that:

a.	If the Tenant fails to pay rent, the board or Mr. Chi Ming Lam shall pay on behalf of the Tenant; and
b.	If the Tenant did not observe the Agreement and cause any loss to the Landlord, the Board shall indemnify all loss caused to the Landlord.

Guarantor:

/s/ Chi Ming Lam
Chi Ming Lam

Received the Security Deposit of HK$70,500 by the Landlord
/s/ Easywell Limited	/s/ MS (HK) Engineering Limited
Easywell Limited	MS (HK) Engineering Limited
Confirmed and Accepted all the terms and conditions contained herein by the Landlord	Confirmed and Accepted all the terms and conditions contained herein by the Tenant
/s/ Easywell Limited	/s/ MS (HK) Engineering Limited
Easywell Limited	MS (HK) Engineering Limited

Schedule I

The Premises	Office Unit B8, 27/F, NCB Innovation Centre, No. 888 Lai Chi Kok Road, Kowloon, Hong Kong
The Landlord	Easywell Limited
The Tenant	MS (HK) Engineering Limited
Term	Two years from June 1, 2025 to May 31, 2027
Rent	HK$23,500 per month (exclusive management fee, government rates and rates)
Security Deposit	HK$70,500 (inclusive 3 months rental)
Advanced Monthly Rental	HK$23,500 (From June 1, 2025 to June 30, 2025)

Schedule II

1.	User: The Tenant shall not use or permit to be used the Premises or any part thereof for any purpose other than for office purpose only.
2.	Miscellaneous Payments: The Tenant shall be responsible for Management fee, Government Rates and Government Rent payable in respect of the Premises during the Term
3.	Rent Free Period: The Tenant shall be entitled to a rent free period from May 1, 2025 to May 31, 2025 (both days inclusive) provided that the Tenant shall be responsible for the charges of water, electricity, telephone and other outgoings payable in respect of Premises during such rent free period. The management fees, government rent and rates shall be paid by the Landlord.
4.	Others: The Tenant shall purchase relevant insurance and if there is any loss cause to the Tenant, the Landlord shall not be responsible.